UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization, pursuant to Article 12 of CVM Instruction No. 358/02, announces that it has received, on this date, correspondence from Mare Finance Investment Holdings Designated Activity Company, with the following information:

“March 6, 2019

To

Oi S.A.

Rua do Lavradio, 71, 2nd floor

Rio de Janeiro – RJ

Attn.: Mr. Ricardo Malavazi Martins

            Investor Relations Officer

Re: Decrease of Relevant Equity Interest in Oi S.A.

Dear Sir:

Mare Finance Investment Holdings Designated Activity Company (“Mare”), a designated activity company limited by shares incorporated under the laws of Ireland, registered with the Companies Registration Office (CRO) of Ireland under No. 573393, hereby represented by Citibank Distribuidora de Títulos e Valores Mobiliários S.A., enrolled with the National Registry of Legal Entities (CNPJ) under No. 33.868.597/0001-40, for purposes of compliance with Section 12 §4º of CVM Ruling 358/02, as amended, hereby informs Oi S.A. (the “Company”) of the following particulars:

On February 27, 2019, due to the sale of 1,264,500 preference shares, the equity participation of Mare in the Company reduced to 4.44% of the total of the preference shares issued by the Company.

Mare also informs that as of this date, (i) interest in the Company is held for investment purposes, with no intention to change the control or influence the management structure (ii) does not hold any debentures convertible into shares issued by the Company and (iii) is not a party to any agreement or contract regulating the right to vote or purchase and sale securities issued by the Company.

Yours faithfully,

Mare Finance Investment Holdings Designated Activity Company

Cliona O’Faolain

Director”

Rio de Janeiro, March 8, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer